Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

MAY 21, 2025

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Borr Drilling Limited (the “Company”) (NYSE: “BORR”) will be held at the Registered Office of the Company, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda and via Microsoft Teams on Wednesday, May 21, 2025, at 10:00 am (local time) for the following purposes, all of which are more completely set forth in the accompanying information statement:

To receive the audited consolidated financial statements of the Company for the year ended December 31, 2024.

To consider the following Company proposals:

1.	To set the maximum number of Directors to be not more than seven.

2.	To re-elect Tor Olav Trøim as a Director of the Company.

3.	To re-elect Alexandra Kate Blankenship as a Director of the Company.

4.	To re-elect Neil J. Glass as a Director of the Company.

5.	To re-elect Mi Hong Yoon as a Director of the Company.

6.	To re-elect Daniel W. Rabun as a Director of the Company.

7.	To re-elect Jeffrey R. Currie as a Director of the Company.

8.	To re-elect Patrick Schorn as a Director of the Company.

9.	To re-appoint PricewaterhouseCoopers LLP as auditors and to authorize the Directors to determine their remuneration.

10.	To approve director fees payable to the Company’s Board of Directors of a total amount of fees not to exceed US$1,400,000 for the year ending December 31, 2025.

By Order of the Board of Directors

Mi Hong Yoon
Secretary

Dated: March 14, 2025

Notes:
1.
The Board of Directors has fixed the close of business on March 6, 2025, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2.
Information concerning solicitation and voting for the AGM, in connection with the business proposals and a Form of Proxy voting for the AGM, including the Company’s audited consolidated financial statements for the year ended December 31, 2024 are available on the Company’s website at https://borrdrilling.com/ under “Investor Relations”. Shareholders can request hard copies free of charge upon request by writing to us at: 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda, or send an e-mail to: ir@borrdrilling.com.

3.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person* or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a copy of that power of attorney certified by a notary public, is sent to the Company Secretary at myoon@borrdrilling.com, to reach the Registered Office by not later than 48 hours before the time for holding the AGM.

* At the time of publication of this Notice, it is anticipated that the AGM will proceed as a hybrid meeting, which means the Shareholders are able to join and participate in the meeting either physically in person at the Registered Office, or via electronic remote participation. We strongly encourage Shareholders to participate remotely and submit a proxy electronically to ensure your shares are voted at the meeting.

4.
If a Shareholder chooses to attend the AGM remotely, please contact the Company Secretary at ir@borrdrilling.com no later than 48 hours prior to the AGM, who will provide the Microsoft Teams link and dial in numbers in advance of the AGM. Additionally, please pre-submit any questions to the Board and these will be answered at the AGM.

5.	Each of the resolutions set out above are Ordinary Resolutions, approval of which will require the affirmative vote of a majority of the votes cast.

The following information is applicable to holders of shares registered in the United States only:

The Company is pleased to furnish its proxy materials for the AGM to its shareholders via the internet.  The Company believes that this e-distribution notice and proxy process will expedite shareholders’ receipt of proxy materials, lower the costs and reduce the environmental impact of the Company’s Annual General Meeting.  Accordingly, the Company will mail to its shareholders of record and beneficial owners instructions on how to access the AGM materials via the Internet and how to vote online.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES PROMPTLY.  TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF BORR DRILLING LIMITED TO BE HELD ON MAY 21, 2025.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended December 31, 2024 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements are contained in our Annual Report on Form 20 F and available on our website at www.borrdrilling.com. Shareholders can request a hard copy free of charge upon request by writing to us at: 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM 11, Bermuda, or by sending an e-mail to: ir@borrdrilling.com. The audited consolidated financial statements of the Company for the year ended December 31, 2024, have been provided to Shareholders via the internet as described above.

COMPANY PROPOSALS

PROPOSAL 1– MAXIMUM NUMBER OF DIRECTORS

It is proposed, in accordance with Bye-law 98, that the company set the maximum number of Directors at seven.

PROPOSALS 2, 3, 4, 5, 6, 7 AND 8 – ELECTION OF DIRECTORS

The Board has nominated the seven persons listed below for election as Directors of the Company, all of whom are presently members of the Board of Directors.

A majority of the nominees are independent under the New York Stock Exchange ("NYSE") corporate governance listing standards. To be considered independent, a director must have no disqualifying relationships, as defined by the NYSE listing standards, and the Board must have affirmatively determined that he or she has no material relationships with the Company, either directly or as a partner, shareholder or officer of another organization that has a relationship with the Company. The Board, having reviewed and considered all relevant relationships between the Company and that each non-executive director, Mrs. Blankenship, Mr. Glass, Mr. Currie and Mr. Rabun, meets the independence standards for directors established by the NYSE listing standards and the Code, that each non-executive director who serves on the Audit Committee, Compensation Committee and Nominating and Governance Committee of the Board were also determined to meet the additional independence and qualitative criteria of the NYSE’s listing standards applicable to directors serving on those committees. There are no family relationships among the director nominees or between any director nominee and any executive officer.

As provided in the Company's Bye-laws, each Director is elected at each annual general meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is appointed. The Board strongly supports their re-election and recommends that shareholders vote in favour of the proposed resolutions at the AGM.

Nominees For Election To The Company's Board of Directors

Information concerning the nominees for selection as Directors of the Company is set forth below:

Name	Director since	Position with the Company

Tor Olav Trøim	2016	Director and Chairman of the Board

Alexandra Kate Blankenship	2019	Director, Audit Committee Chair and Compensation Committee Chair

Neil J. Glass	2019	Director, Audit Committee Member and Nominating and Governance Committee Chair

Mi Hong Yoon	2022	Director and Secretary

Daniel W. Rabun	2023	Director, Compensation Committee Member

Jeffrey R. Currie	2023	Director, Nominating and Governance Committee Member

Patrick Schorn	2023	Director and Chief Executive Officer

Mr. Tor Olav Trøim has served as a Director on our Board since our incorporation and was our founder. He served as the Chairman of the Board from August 2017 until September 2019 and was appointed Chairman of the Board again in February 2022. Mr. Trøim is the founder and sole shareholder of Magni Partners and is the senior partner (and an employee) of Magni Partners’ subsidiary, Magni Partners Limited, in the UK. Mr. Trøim is a beneficiary of the Drew Trust, and the sole shareholder of Drew Holdings Limited. Mr. Trøim has over 30 years of experience in energy related industries serving in various positions. Before founding Magni Partners in 2014, Mr. Trøim was a Director of Seatankers Management Co. Ltd., from 1995 until September 2014 and was the Chief Executive Officer of DNO AS from 1992 to 1995 and an Equity Portfolio Manager with Storebrand ASA from 1987 to 1990. During his employment period for Seatankers, Mr. Troim also held executive positions in affiliated companies, which included being CEO for Seadrill Ltd., Frontline Ltd., Ship Finance International Limited and Golar LNG Partners LP. Mr. Trøim graduated with an MSc degree in naval architecture from the University of Trondheim, Norway in 1985. Other directorships and management positions include Magni Partners (Bermuda) Limited (Founding Partner), Golar LNG Limited (Chairman), Stolt-Nielsen Limited (Director) and Magni Sports AS (Director).

Mrs. Alexandra Kate Blankenship has served as a Director on our Board and as Chair of our Audit Committee since February 26, 2019 and serves as Chair of our Compensation Committee. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales and graduated from the University of Birmingham with a Bachelor of Commerce in 1986. Mrs. Blankenship joined Frontline Ltd in 1994 and served as its Chief Accounting Officer and Company Secretary until October 2005. Among other positions, she has served on the board of numerous publicly companies, including as Director and Audit Committee Chairperson of North Atlantic Drilling Ltd., Archer Limited, Golden Ocean Group Limited, Frontline Ltd., Avance Gas Holding Limited, Ship Finance International Limited, Seadrill Limited,  Seadrill Partners LLC, 2020 Bulkers Ltd, Diamond S Shipping Inc prior to its merger with International Seaways Inc and Eagle Bulk Shipping Inc prior to its merger with Star Bulk Carriers Corp.  Mrs. Blankenship also serves as a Director of International Seaways Inc.

Mr. Neil J. Glass has served as a Director on our Board since December 2019 and also serves as an Audit Committee member and chairs our Nominating and Governance Committee. Mr. Glass worked for Ernst & Young for 11 years: seven years with the Edmonton, Canada office and four years with the Bermuda office. In 1994, he became General Manager and in 1997 the sole owner of WW Management Limited, tasked with overseeing the day-to-day operations of several international companies. Mr. Glass has over 20 years’ experience as both an executive director and as an independent non-executive director of international companies. Mr. Glass is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business. Mr. Glass also serves as a Director and Audit Committee Chair of Cool Company Ltd. And served as a Director and Audit Committee Member of 2020 Bulkers Ltd and Golar LNG Partners LP.

Ms. Mi Hong Yoon joined the Company as a Director on our Board and as our Company Secretary in March 2022.  Ms. Yoon is a Managing Director of Golar Management (Bermuda) Limited since February 2022.  Prior to this role, she was employed by Digicel Bermuda as Chief Legal, Regulatory and Compliance Officer from March 2019 until February 2022 and also served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019.  She has extensive international legal, regulatory, corporate governance and compliance experience.  Ms. Yoon graduated from the University of New South Wales with a Bachelor of Law degree (LLB) and earned a Master’s degree (LLM) in international economic law from the Chinese University of Hong Kong.  She has served as a Director and Secretary of Cool Company Ltd.  Current directorships and management positions include Golar LNG Ltd. (Company Secretary), Himalaya Shipping Ltd. (Director and Company Secretary), Bruton Limited (Director and Secretary) and 2020 Bulkers Ltd. (Company Secretary).

Mr. Daniel W. Rabun has served as a Director and a member of the Compensation Committee since April 2023. Mr. Rabun joined Ensco plc in March 2006 as President and as a member of the Board of Directors. Mr. Rabun was appointed to serve as Ensco plc’s Chief Executive Officer from January 2007 and was elected Chairman of the Board of Directors in May 2007. Mr. Rabun retired from Ensco plc as President and Chief Executive Officer in May 2014 and as Chairman in May 2015. Mr. Rabun serves as a Director of Golar LNG Ltd since February 2015 and was appointed Chairman from September 2015 to September 2017.  He also serves on the Compensation Committee and Nominating Committee. Mr. Rabun has also served as a non-executive director of ChampionX Corporation (“ChampionX”) since 2018, currently is the non-executive Chairman and a member of Compensation Committee and Nomination Committee of ChampionX.  Prior to joining Ensco plc, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. He has been a US Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University.  He has also served on the Board of Directors of APA Corporation (formerly known as Apache Corporation) as a non-executive director from 2015 till 2024, where he was a member of the Corporate Responsibility, Governance and Nominating Committee and the Audit Committee.

Mr. Jeffrey R. Currie has served as a Director on our Board and as a member of the Nominating and Governance Committee since October 16, 2023. Mr. Currie is a Chief Strategy Officer of Energy Pathways at The Carlyle Group since February 2024, after his retirement from Goldman Sachs after working there for 27 years. During his last 15 years he was a Partner and the Global Head of Commodities Research where he was tasked with conducting research on commodity market dynamics, investment strategies, and asset allocation. Mr. Currie is the Chairman of the Advisory Board of The University of Chicago’s Energy Policy Institute and also serves on the board of Abaxx Technologies since October 2, 2023. He also held roles as the European Co-Head of Economics, Commodities and Strategy Research between 2010 and 2012.  Prior to joining Goldman Sachs, Mr. Currie taught undergraduate and graduate level courses in microeconomics and econometrics at The University of Chicago and served as the associate editor of Resource and Energy Economics. Mr. Currie also worked as a consulting economist, specializing in energy and other microeconomic issues, and has advised many government agencies. Mr. Currie is a graduate of Pepperdine University, holds a Master of Arts Economics and earned a PhD in Economics from The University of Chicago in 1996.

Mr. Patrick Schorn has served as Director since October 2023 and has been serving as the Chief Executive Officer of the Company since September 2020, after serving as a Director since January 2018. Mr. Schorn was previously the Executive Vice President of Wells for Schlumberger Limited. Prior to this role, he held various global management positions including President of Operations for Schlumberger Limited; President Production Group; President of Well Services; President of Completions; and GeoMarket Manager Russia. He began his career with Schlumberger in 1991 as a Stimulation Engineer in Europe and has held various management and engineering positions in France, United States, Russia, US Gulf of Mexico and Latin America. Mr. Schorn is also a director of Bruton Ltd. Mr. Schorn holds a Bachelor of Science degree in Oil and Gas Technology from the University Noorder Haaks in Den Helder, the Netherlands.

PROPOSAL 9 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the re-appointment of PricewaterhouseCoopers of London, England as the Company's independent auditors and to authorize the Board of Directors to determine the auditors’ remuneration.

Audit services in 2024 provided by PricewaterhouseCoopers LLP included the examination of the consolidated financial statements of the Company and its subsidiaries.

PROPOSAL 10 – TO APPROVE DIRECTOR FEES

At the Meeting, the Board will ask the shareholders to approve director fees payable to the Company’s Board of Directors of a total amount of fees not to exceed US$1,400,000 for the year ending December 31, 2025.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgement of the person or persons named in the proxy.

By Order of the Board of Directors
Mi Hong Yoon
Secretary

March 14, 2025
Hamilton, Bermuda